

SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
213
SECTION
07002731

SECURIT[illegible] ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Friedman, Billings, Ramsey & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt 703.312.9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt R. Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
Commonwealth of Virginia
Sworn to and subscribed before me this 18th day of January, 20 07
Witness my hand and official seal
Lois Ann Cady Notary Public

My Comm. Exps. 12/31, 2010

Lois Ann Cady
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Friedman, Billings, Ramsey & Co, Inc.

Index

December 31, 2006



PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors of
Friedman, Billings, Ramsey, & Co., Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey, & Co., Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial position presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 27, 2007

Friedman, Billings, Ramsey & Co., Inc.

Statement of Financial Condition

December 31, 2006
(Dollars in thousands except share amounts)

	December 31, 2006
Assets	
Cash and cash equivalents	$ 130,913
Receivables:	
Investment banking	11,991
Due from affiliates	9,900
Other	10,219
Due from clearing broker	23,497
Trading account securities, at fair value	18,180
Long-term investment securities, at fair value	11,251
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization	28,570
Prepaid expenses and other assets	20,136
Total assets	$ 264,657
Liabilities and Shareholder's Equity	
Liabilities	
Securities sold but not yet purchased, at fair value	$ 202
Accrued compensation and benefits	40,814
Accounts payable and accrued expenses	32,004
Due to affiliates	2,207
Total liabilities	75,227
Shareholder's equity	
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding	1
Additional paid-in capital	104,527
Retained earnings	84,902
Total shareholder's equity	189,430
Total liabilities and shareholder's equity	$ 264,657

The accompanying notes are an integral part of this financial statement.

Friedman, Billings, Ramsey & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2006
(Dollars in thousands, except per share amounts)

Note 1. Organization and Nature of Operations:

Friedman, Billings, Ramsey & Co., Inc. ("The Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc., ("NASD"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly-owned subsidiary of FBR Capital Markets Corporation ("FBR CMC"). FBR CMC is a majority-owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

In June 2006, FBR CMC was formed to be the holding company for FBR CMH and FBR Asset Management Holdings, Inc ("FBR AMH"). In connection with this formation, FBR TRS Holdings purchased 1,000 shares of FBR CMC common stock for $0.10 per share. In July 2006, FBR CMC entered into a contribution agreement with FBR TRS Holdings pursuant to which FBR TRS Holdings contributed to FBR CMC 100% of the outstanding capital stock of FBR CMH and FBR AMH in exchange for the issuance of 45,999,000 shares of FBR CMC's common stock. In July 2006, FBR CMC closed a private offering to institutional investors of common equity and a concurrent private placement to two affiliates of Crestview Partners. These transactions resulted in the issuance of 18,000,000 shares of common stock at $15.00 per share. As a result of these transactions, FBR TRS Holdings retains a beneficial 71.9% ownership interest in FBR CMC and its subsidiaries.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial. Although management bases estimates and assumptions on historical experience, when available, and on various other factors that management believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of these estimates. Actual results may differ from these estimates.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds that invest primarily in U.S. Treasuries and other government securities backed by the U.S. government.

Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

Securities and Investments

Trading securities and securities sold but not yet purchased are recorded on a trade-date basis and carried at fair value.

Substantially all financial instruments used in the Company's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations.

The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. To the extent that prices are not readily available, fair value is based on internal valuation models and estimates made by management.

In connection with certain capital raising transactions, the Company has received and holds warrants for the stock of the issuing companies, which are generally exercisable at the respective offering price of the transaction. Similarly, the Company may receive and hold shares of the issuing companies. For restricted warrants and shares including private company warrants and shares, the Company carries the securities at fair value based on internal valuation models and estimates made by management. Due to the restrictions on the warrants and the underlying securities, and the subjectivity of these valuations, these warrants may have nominal values. The Company values warrants to purchase publicly traded stocks, where the restriction periods have lapsed, using an option valuation model.

Furniture, Equipment, Software and Leasehold Improvements

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term. Amortization of purchased software is recorded over the estimated useful lives of three to five years.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our evaluation, it is more likely than not that they will not be realized.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140" (SFAS 155). This Statement will be effective beginning in the first quarter of 2007. Earlier adoption is permitted. The statement permits interests in hybrid financial assets that contain an embedded derivative that would require bifurcation to be accounted for as a single financial instrument at fair value with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. The Company is currently assessing the impact and timing of adoption of SFAS 155.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement clarifies the definition of fair value, establishes a framework and hierarchy of fair value measurements, and expands disclosures about fair value measurements. This statement emphasizes that companies should use a market-based approach using similar assumptions that market participants would use in their assessment of the fair value of an asset or liability. These assumptions should include, but are not limited to, risks associated with the asset or liability and restrictions on the sale or use of the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of adoption of SFAS 157.

In July 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of adoption of FIN 48.

Friedman, Billings, Ramsey & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2006

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

In July 2006, as part of its private offerings of common equity, FBR CMC and FBR Group entered into a series of agreements, including a management services agreement, a services agreement, a corporate agreement and a contribution agreement.

Management Services Agreement

Under the management services agreement with FBR Group, FBR Group will provide FBR CMC with its executive management team, each member of which will be responsible for performing, subject to the oversight of FBR Group's board of directors, the services and activities customarily performed by persons holding the positions that each such member of our executive management team will hold with us or as otherwise requested by FBR CMC's board of directors from time to time.

Services Agreement

Under the services agreement with FBR Group, the Company may provide, as directed by FBR CMC, to FBR Group certain services, including various corporate overhead services, for fees based on costs incurred by the Company in providing the services. Similarly, FBR Group has agreed to provide to FBR CMC and its subsidiaries under the same services agreement certain services, including corporate development for fees based on costs incurred by FBR Group in providing the services. In addition, the Company will perform certain administrative services, including calculating and arranging for payment on behalf of FBR Group certain general expenses, including incentive compensation, long-term incentive compensation, insurance expenses and audit fees.

Corporate Agreement

Under the corporate agreement with FBR Group, FBR Group has agreed to indemnify FBR CMC and its wholly-owned subsidiaries against claims that arise out of actions or events that occurred prior to July 2006 private equity offerings completed by FBR CMC. During 2006, the Company incurred $4,135, net of taxes in costs pursuant to these indemnification provisions. Pursuant to SEC Staff Accounting Bulletin No. 79, "Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)," the Company includes such costs in its statement of operations and reflects a corresponding capital contribution from FBR TRS Holdings.

Receivables and Payables

The Company currently has a revolving credit agreement with FBR Group for a loan amount of up to $200,000. From time to time, FBR Group borrows funds from the Company under this credit agreement to provide for its working capital needs. The loan is collateralized by public equity securities held in a segregated brokerage account in the name of the Company. On a monthly basis, FBR Group repays the Company for balances due. As of December 31, 2006 there were no outstanding balances under this credit agreement. The Company also has a subordinated revolving loan agreement with FBR Group (see Note 6).

In addition, from time to time, the Company may provide funding to other affiliates that are subsidiaries of FBR Group to be used for general operating purposes.

Due from affiliates consisted of the following as of:

	December 31, 2006
Income tax receivable from FBR CMC	$ 6,006
Income tax receivable from FBR TRS Holdings	30
Receivable from FBR CMC	1,362
Receivable from Friedman, Billings, Ramsey Investment Management, Inc.	695
Receivable from Friedman, Billings, Ramsey International, Ltd.	661
Receivable from other affiliates	1,146
	$ 9,900

Due to affiliates consisted of the following as of:

	December 31, 2006
Payable to FBR TRS Holdings	$ 2,050
Payable to other affiliates	157
	$ 2,207

The income tax receivable from FBR TRS Holdings and FBR CMC represents tax overpayments recorded on a separate company basis that are due from FBR TRS Holdings and FBR CMC in accordance with the tax sharing arrangement in place (see Note 7).

Distributions

During the year ended December 31, 2006, the Company distributed cash of $8,992 to FBR TRS Holdings prior to the contribution of the Company from FBR TRS Holdings to FBR CMC.

Note 4. Investments:

Institutional Brokerage Trading

Institutional brokerage trading related securities consisted of the following as of:

	December 31, 2006	
	Owned	Sold, But Not Yet Purchased
Corporate equity securities	$ 17,567	$ 200
Corporate debt securities	613	2
	$ 18,180	$ 202

Long-term Investments

Long-term investments consisted of the following as of:

	December 31, 2006
Stock warrants	$ 1,350
Private equity securities	599
Publicly-traded equity securities	9,302
	$ 11,251

Stock Warrants

In connection with its capital raising activities, the Company may receive warrants to acquire equity securities. These instruments are accounted for as derivatives with changes in the fair value recorded to net investment income under SFAS 33"Accounting for Derivative Instruments and for Hedging Activities", as amended.

Note 5. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, were as follows:

	December 31, 2006
Furniture and equipment	$ 18,115
Software	9,769
Leasehold improvements	25,162
	53,046
Less - accumulated depreciation and amortization	24,476
	$ 28,570

Note 6. Borrowings:

Subordinated Loans

As of December 31, 2006, the Company had an unsecured revolving subordinated loan agreement with FBR Group with a $500,000 available credit line and an expiration date of March 31, 2007. As of December 31, 2006, there were no outstanding balances under this line of credit. Proceeds from these borrowings would be allowable in computing net capital under the SEC's Uniform Net Capital Rule.

Note 7. Income Taxes:

The Company has historically joined in the filing of a consolidated Federal income tax return with FBR TRS Holdings. The Company's current income tax benefit is calculated on a separate company basis. Losses and benefits are included as utilized in the consolidated return. Payments and refunds are settled with FBR TRS Holdings pursuant to the written tax sharing agreement.

Due to change in ownership during 2006, the Company is a departing member of the FBR TRS Holdings consolidated tax group and will join in the filing of a consolidated tax return with FBR CMC for the period July 21, 2006 through December 31, 2006.

Deferred tax assets and liabilities consisted of the following as of December 31, 2006:

Deferred tax assets		
Deferred rent	$	1,008
Compensation		8,567
Partnership basis		210
Other		67
Total deferred tax assets		9,852
Deferred tax liabilities		
Depreciation		227
Unrealized appreciation on investments		4,843
Contingent fee income		1,006
Total deferred tax liabilities		6,076
Net deferred income tax assets	$	3,776

During 2006, FBR CMC allocated a tax benefit of $4,187 related to intercompany transactions to the Company which was recorded as a capital contribution.

Note 8. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. As such, the Company is subject to the minimum net capital requirements promulgated by the SEC. As of December 31, 2006, the Company had net capital of $94,592 which was $90,116 in excess of its required net capital of $4,476.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 9. Commitments and Contingencies:

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index ("CPI"). The Company also pays certain operating costs under these agreements. The Company also maintains multiple facilities that are leased by FBR Group. Future minimum aggregate annual lease payments (assuming CPI remains constant) under these leases are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 2,577	$ 2,569	$ 2,595	$ 2,559	$ 2,860	$ 11,709	$ 24,869
Minimum rental commitments for FBR Group leases	$ 6,789	$ 7,177	$ 7,535	$ 7,763	$ 7,670	$ 22,834	$ 59,768
Total minimum rental commitments	$ 9,366	$ 9,746	$ 10,130	$ 10,322	$ 10,530	$ 34,543	$ 84,637

Litigation

As of December 31, 2006, except as described below, the Company was not a defendant or plaintiff in any lawsuits or arbitrations, nor involved in any governmental or self-regulatory organization (SRO) matters that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, litigation) relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker-dealers and investment advisers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers and asset managers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and SROs involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition.

Regulatory Charges and Related Matters

On April 26, 2005, the Company proposed settlement to the staffs of the SEC and the NASD's Department of Market Regulation to resolve ongoing, previously disclosed investigations by the SEC and NASD staffs. The proposed settlement

concerned insider trading, violations of antifraud provisions of the federal securities laws and applicable NASD rules and other charges concerning the Company's trading in a Company account and the offering of a private investment in public equity on behalf of a public company in October 2001.

In the settlement offers, without admitting or denying any wrongdoing, the Company proposed to pay $3,500 to the SEC and $4,000 to the NASD and consent to injunctions, censure and additional undertakings to improve its administrative and compliance procedures. During 2006, the proposed settlement amounts were approved by the SEC and the NASD and consequently paid.

Note 10. Off-Balance-Sheet Risk and Other Risk:

Financial Instruments

As part of its trading operations, the Company may sell securities it does not currently own (securities sold, not yet purchased—see Note 4). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale.

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions. Positions taken and commitments made by the Company, including those made in connection with investment banking activities, have resulted in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers,

securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments.

Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no with regard to this right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 12. Fair Value of Financial Instruments:

The estimated fair value amounts of the Company's financial instruments have been determined using available market information and valuation methods that the Company believes are appropriate under the circumstances. These estimates are inherently subjective in nature and involve matters of significant uncertainty and judgment to interpret relevant market and other data. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. The following describes the methods and assumptions used in estimating fair values:

Securities and Securities Sold But Not Yet Purchased—All financial instruments used in the Company's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations.

Other—Cash and cash equivalents, accounts payable, accrued expenses and other liabilities are reflected in the statement of financial condition at their amortized cost, which approximates fair value because of the short term nature of these instruments.



The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006	
	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	130,913	130,913
Non-interest bearing receivables	22,210	22,210
Due from clearing broker	23,497	23,497
Long-term investments	11,251	11,251
Trading account securities	18,180	18,180
Financial Liabilities		
Trading account securities sold short but not yet purchased	202	202

END